Exhibit 99.1

Eco Wave Power Reports Q1 2025 Results and Accelerates Global Wave Energy Project Deployment Across Four Continents

Net Loss Decreased by 4.2%; Final License Secured for Los Angeles Project, Floaters Construction Underway, Expansion into Asian Markets, and Progress in Portugal’s First MW-Scale Project

Stockholm, Sweden – May 8, 2025 – Eco Wave Power Global AB (publ) (Nasdaq: WAVE) (“Eco Wave Power” or the “Company”), a leading onshore wave energy technology company, is pleased to report its financial results as of and for the three months ended March 31, 2025, and provide a corporate update.

Management Commentary

In the first quarter of 2025, Eco Wave Power achieved several significant milestones, demonstrating our commitment to growth and resilience. We continued to prioritize cost efficiency, successfully reducing our net loss by 4.2% in comparison to Q1, 2024. We have also accelerated design and construction activities for our wave energy projects in Portugal and Los Angeles, leading to a moderate increase in operating expenses, which was offset fully by the increase of net financing income. By the end of the third quarter, we maintained a strong financial position with $8.8 million in cash and short-term bank deposits.

During this time, we successfully achieved the following key milestones:

United States: Eco Wave Power Secures Final Permit and Begins Construction Phase for First U.S. Wave Energy Project

In March 2025, Eco Wave Power received the final regulatory clearance required to commence construction of its first U.S. wave energy project. The Port of Los Angeles granted Revocable Permit 25-05 to the Company, authorizing the construction and demonstration of Eco Wave Power’s innovative wave energy technology at Berth 70 in San Pedro, California. The permit, approved and executed on behalf of Executive Director Eugene D. Seroka, follows the federal Nationwide Permit 52 for Water-Based Renewable Energy Generation Pilot Projects, issued by the U.S. Army Corps of Engineers in November 2024. With all necessary permits secured, Eco Wave Power has now entered the implementation phase.

In April 2025, the Company signed a manufacturing agreement with All-Ways Metal, Inc., a woman-owned business based in California, for the production of wave energy floaters — key components of Eco Wave Power’s proprietary conversion system. The floaters will be manufactured locally and are scheduled for delivery within 70 days. Once delivered, they will be installed and connected to the existing infrastructure at Municipal Pier One in the Port of Los Angeles, marking the official launch of the Company’s first U.S. proof-of-concept project.

The pilot project, developed in collaboration with AltaSea and Shell Marine Renewable Energy (“Shell MRE”), represents a major milestone in advancing marine-based clean energy solutions. The installation will include up to eight floaters mounted on the piles of an existing concrete wharf, connected to a land-based energy conversion unit housed in two 20-foot shipping containers. With the conversion unit already shipped and on-site, the project remains on track for construction completion by the end of Q2 2025.

Executed under a Pilot Test Agreement with Shell MRE, the project underscores Eco Wave Power’s commitment to innovation, local partnerships, and ESG leadership. By engaging a California-based woman-owned manufacturer, the Company not only supports regional economic development but also reinforces its sustainable supply chain strategy.

Europe: Eco Wave Power Submits Final Execution Plan and Initiates Infrastructure Preparation for First MW-Scale Project in Portugal

Eco Wave Power continues to advance its first megawatt-scale wave energy project in Porto, Portugal, under a 20MW concession agreement with Administração dos Portos do Douro, Leixões e Viana do Castelo, S.A. (“APDL”).

In January 2025, the Company appointed MOQ Engineering, a leading Portuguese engineering firm, to complete the civil engineering design and load calculations for the floaters — critical components of Eco Wave Power’s proprietary wave energy conversion system.

By March 2025, the finalized engineering plans were delivered, enabling Eco Wave Power to submit its comprehensive Execution Plan to APDL. That same month, the Company’s VP of Engineering conducted an on-site visit to assess the project area and engage with local suppliers specializing in hydraulic works and metal structures. Parallel contractor visits were held at the designated site to support the project’s early-stage implementation.

Once APDL approves the Execution Plan, Eco Wave Power will move forward with equipment procurement and begin station installation. The project is expected to become operational in 2026, representing a major step in Eco Wave Power’s strategic expansion across Europe.

Asia: Eco Wave Power Enters Asian Market with Strategic Partnerships in India and Taiwan

In a major step toward expanding into the Asian renewable energy sector, Eco Wave Power announced its first collaborations in India and Taiwan — two high-potential markets with significant coastlines and strong government support for clean energy innovation.

In February 2025, Eco Wave Power signed a Memorandum of Understanding (MoU) with Bharat Petroleum Corporation Limited (BPCL), a Fortune 500, government-owned energy company with a market capitalization of approximately $12 billion. The MoU outlines a joint initiative to explore wave energy projects in India, beginning with a Site-Assessment Study. Following the Site Assessment, the Company plans to deploy a pilot project at BPCL’s Mumbai Oil Terminal.

Under the terms of the agreement, BPCL will manage regulatory approvals, permits, and land use permissions, while Eco Wave Power will contribute its wave energy conversion technology, conduct site-specific research, and optimize power generation performance. The agreement was signed by Mr. Chandrasekhar N, Head of R&D at BPCL, and Ms. Inna Braverman, Founder and CEO of Eco Wave Power, in the presence of Honorable Minister Hardeep Singh Puri, India’s Minister of Petroleum and Natural Gas.

This collaboration directly aligns with the Indian Ministry of New and Renewable Energy’s strategic focus on harnessing ocean energy, which has an estimated untapped potential of 40,000 MW along the Indian coastline. According to recent updates from BPCL, Eco Wave Power is expected to receive a formal purchase order during Q2 2025.

In Taiwan, Eco Wave Power signed a landmark agreement with I-Ke International Ocean Energy Co. (“I-Ke”), a subsidiary of Lian Tat Company, a prominent maritime engineering firm. The agreement marks Eco Wave Power’s first sale of its wave energy technology in Taiwan and calls for I-Ke to locally manufacture the floaters based on Eco Wave Power’s patented design. I-Ke will also purchase a turnkey 100KW conversion unit, comprising hydraulic, electric, and automated control systems.

I-Ke will be responsible for the production of floaters and other onshore components, as well as obtaining all necessary local permits and licenses.

Following the agreement signing, Eco Wave Power CEO Inna Braverman visited the proposed project site with I-Ke’s business development and project teams to review technical and logistical plans. The visit was joined by local port authorities, who expressed strong support for the initiative, which they view as a key step toward integrating wave energy into Taiwan’s broader renewable energy strategy.

Eco Wave Power has already completed the first milestones of the agreement, including the delivery of detailed production drawings for the floaters. According to I-Ke’s recent update, the next key steps include securing the official land use designation by I-Ke for the proposed site, with full contract execution between I-Ke and the site owner anticipated by July 2025.

Israel: EWP-EDF One Demonstrates Strong Performance and Sets 2025 R&D Goals for Commercialization

Eco Wave Power marked a historic achievement with the official inauguration of the EWP-EDF One project at the Port of Jaffa in December 2024. This milestone established the first grid-connected wave energy installation in Israel, supplying clean electricity to the national grid under a Power Purchase Agreement with the Israeli Electric Corporation. Recognized by Israel’s Ministry of Energy as a “Pioneering Technology,” the site serves as a vital R&D platform for advancing Eco Wave Power’s proprietary system.

In the first quarter of 2025, the EWP-EDF One project reported zero downtime, highlighting the system’s operational reliability. During Q1, the Company also conducted successful testing with 10 floaters in wave heights of 1.5 to 2 meters, demonstrating an average power output of 13% of installed capacity, validating consistent performance in moderate wave conditions. The peak energy production was 40Kw.

These results support projections that scaling the system could proportionally increase output — to 26% with 20 floaters and 39% with 30 floaters.

For the next phase of development in 2025, the Company will focus on reducing the cost of floater construction and installation — a key step toward enabling cost-efficient commercial deployment.

Eco Wave Power Establishes Advisory Board and Appoints Hilary E. Ackermann as Inaugural Member

In March 2025, Eco Wave Power announced the formation of its Advisory Board and the appointment of its first member, Hilary E. Ackermann. A highly respected figure in energy sustainability and risk management, Ms. Ackermann brings decades of strategic leadership to the Company. Since 2018, she has served on the Board of Directors of Vistra Energy, where she chairs the Sustainability and Risk Committee and serves on the Generation and Safety Oversight Committee.

Ms. Ackermann’s extensive background spans senior leadership roles at major financial institutions and board governance across leading energy and financial entities. From 2008 to 2011, she was Chief Risk Officer of Goldman Sachs Bank USA, following a career at Goldman Sachs that began in 1985. Prior to that, she held key roles in credit and risk management at Swiss Bank Corporation (now UBS).

Her board experience also includes serving on the private Board and Audit Committee of Credit Suisse Holdings (USA), Inc. (2017–2022), where she chaired the Risk Committee. She currently serves on the private board and audit committee of several Hartford investment funds and chairs their Risk and Compliance Committee. Ms. Ackermann has also served on the public board of Apollo Investment Corporation (now known as MidCap Financial Investment Corporation) as a member of the Audit Committee. She was recognized in the 2020 NACD Directorship 100 as one of the most influential boardroom leaders and named one of WomenInc.’s Most Influential Corporate Board Directors in 2018.

With this appointment, Eco Wave Power enhances its leadership capabilities and strategic oversight as it accelerates the commercialization of wave energy technologies. The newly formed Advisory Board will provide non-governing, high-level guidance to support the Company’s growth, innovation, and global impact.

CEO commentary:

Dear Shareholders,

The first quarter of 2025 marked an exciting period of forward momentum for Eco Wave Power as we took meaningful strides toward commercializing our proprietary wave energy technology on a global scale.

With operations now underway in four regions and several major project milestones achieved, we are solidifying our role as a frontrunner in the transition to reliable, renewable ocean energy.

From a financial perspective, we continued to prioritize operational discipline, achieving a 4.2% reduction in net loss compared to Q1 2024. While we increased investments in project development and engineering, this was fully balanced by higher net financing income, enabling us to maintain a strong cash position of $8.8 million at quarter’s end.

In the United States, we achieved a major breakthrough by securing the final permit required for our first U.S. wave energy pilot project in the Port of Los Angeles. With approvals in place, we have commenced the local manufacturing of floaters in partnership with a California-based woman-owned business. The production of floaters is progressing according to plan and remains on track for completion by the end of Q2.

This milestone not only marks our entry into the American renewable energy market, but also reflects our commitment to local engagement, sustainability, and gender-inclusive innovation.

In Europe, we are advancing our first megawatt-scale project in Portugal, having submitted our final execution plan and initiated on-site infrastructure preparations. This project represents a significant expansion of our presence in the region and is positioned to serve as a model for future scale-up of wave energy generation along the European coastline.

We are also proud to have announced our entry into Asia, forming promising new partnerships in India and Taiwan. In India, our Memorandum of Understanding with Bharat Petroleum Corporation Limited sets the stage for a pilot installation at BPCL’s Mumbai Oil Terminal, supported by government endorsement and regulatory backing. In Taiwan, our first pilot sale agreement was executed with I-Ke International Ocean Energy Co. These partnerships highlight the growing global demand for our technology and pave the way for regional manufacturing hubs and deployment pipelines.

Closer to home, our EWP-EDF One project in Israel demonstrated strong performance in Q1, with zero downtime and consistent energy generation in waves above 0.7 meters. The system achieved an average power output of 13% of installed capacity in moderate wave conditions, with peak production reaching 40KW. Encouragingly, the data supports the scalability of the system, and our engineering team is now focused on optimizing floater costs and streamlining installation processes to facilitate broader commercialization.

To support our strategic roadmap, we were pleased to announce the formation of the Eco Wave Power Advisory Board and the appointment of our first member, Hilary E. Ackermann. With decades of experience in energy, sustainability, and risk management, Ms. Ackermann brings invaluable insight that will help guide the Company as we move from pilot to global deployment.

In closing, I want to thank you — our valued shareholders — for your continued trust and belief in our mission. Our team remains steadfast in delivering sustainable, affordable wave energy solutions that can serve communities around the world. We look forward to building on our progress in the months ahead and updating you further as we continue to execute on our vision.

First Quarter 2025 Financial Overview

●	Operating expenses were $765 thousand, up by $106 thousand from 2024.

●	Research and development expenses were $181,000 compared to $177,000 in the same period last year. We expect our R&D expenses to materially increase due to the planned implementation of our first U.S. project in the Port of Los Angeles, the implementation of our first MW-scale project in Portugal and implementation of our first pilot project in Taiwan.

●	Sales and marketing expenses increased to $77,000 compared to $65,000 in the same period last year. We expect that our sales and marketing expenses will materially increase as we add more projects to our project pipeline, which will result in the need for marketing in new areas of operation.

●	General and administrative expenses were $539,000 compared to $408,000 in the same period last year. This increase was mainly attributable to an increase in travel expenses, an increase in payroll and related expenses, and an increase in professional fees. We expect that our general and administrative expenses will materially increase as we grow our operations, specifically in terms of employee headcount, professional support and legal costs due to our ongoing projects around the globe.

●	Other income of $54,000 was generated mainly from services provided in connection with demonstrating our technology in Asia.

●	Share of net loss of a joint venture accounted for using the equity method was $22,000.

●	Operating loss increased by $106 thousand to $765 thousand for the three months ended March 31, 2025, compared to $659 thousand in the same period last year.

●	Net financial income was $260 thousand compared to $132 thousand in the same period last year, an increase of 97%.

●	Net loss decreased to $505,000, or $0.01 per basic and diluted share, compared to a net loss of $527 in the same period last year - a decrease of 4.2%.

●	The Company ended the period with $8.8 million - $7.3 million in cash and cash equivalents and $1.5 million in short term bank deposits.

Conference Call and Webcast Information

The Chief Executive Officer of Eco Wave Power, Inna Braverman and the Company’s Chief Financial Officer, Aharon Yehuda, will host a conference call to discuss the financial results and outlook on Monday, May 12, 2025, at 9:00 AM Eastern time.

●	The dial-in numbers for the conference call are 888-506-0062 (toll-free) or 973-528-0011 (international). If requested, please provide participant access code: 774635.

●	The event will be webcast live, available at: https://www.webcaster4.com/Webcast/Page/2922/52476

●	You may submit your questions for the call until May 9, 2025 at 13:00 pm Eastern time via email to: aharon@ecowavepower.com

A replay will be available by telephone approximately four hours after the call’s completion until Monday, May 26, 2025. You may access the replay by dialing 877-481-4010 from the U.S. or 919-882-2331 for international callers, using the Replay ID 52476. The archived webcast will also be available on the investor relations section of the Company’s website.

About Eco Wave Power Global AB (publ)

Eco Wave Power is a leading onshore wave energy company revolutionizing clean energy with its patented, smart, and cost-efficient technology that converts ocean and sea waves into sustainable electricity.

Dedicated to combating climate change, Eco Wave Power operates the first grid-connected wave energy system in Israel, co-funded by EDF Renewables IL and the Israeli Energy Ministry, which recognized the technology as a “Pioneering Technology.”

Expanding globally, Eco Wave Power is preparing to install projects at the Port of Los Angeles, Taiwan, India and Portugal, adding to its impressive project pipeline totaling 404.7 MW. The Company has received support from prestigious institutions such as the European Union Regional Development Fund, Innovate UK, and the Horizon 2020 program, and was honored with the United Nations’ Global Climate Action Award.

Eco Wave Power’s American Depositary Shares (WAVE) are traded on the Nasdaq Capital Market. Learn more at www.ecowavepower.com.

Information on, or accessible through, the websites mentioned above does not form part of this press release.

Information on, or accessible through, the websites mentioned above does not form part of this press release.

For more information, please contact:

Aharon Yehuda, CFO

Aharon@ecowavepower.com

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995 and other Federal securities laws. For example, the Company is using forward-looking statements in this press release when it discusses its projections for the type of commercial sites it will focus on and run, the timing of the delivery of the wave energy floaters in California, the prospective commencement of the installation of the Port of Los Angeles project, the approval by ADPL of the Company’s execution plan with respect to the site in Portugal and the prospective commencement of equipment procurement and station installation, the timing of the Portugal project becoming operational, the prospective development of wave energy projects in India in connection with the non-binding memorandum of understanding with BPCL, the prospective receipt of a formal purchase order from BPCL, the prospective roles of I-Ke and the Company in the Taiwanese wave energy project sale agreement and the belief that it marks a key step toward integrating wave energy as part of Taiwan’s renewable energy landscape, the projections that scaling the EWP-EDF One project could proportionally increase output, our ability to reduce the cost of floater construction and installation of the EWP-EDF One project, our belief that the Portugal project is positioned to serve as a model for future scale-up of wave energy generation along the European coastline, our expectation that R&D expenses will materially increase in 2025, our expectation that sales and marketing expenses will materially increase in 2025, and our expectation that general and administrative expenses will materially increase. Forward-looking statements can be identified by words such as: “anticipate,” “intend,” “plan,” “goal,” “seek,” “believe,” “project,” “estimate,” “expect,” “strategy,” “future,” “likely,” “may,” “should,” “will”, or variations of such words, and similar references to future periods. These forward-looking statements and their implications are neither historical facts nor assurances of future performance and are based on the current expectations of the management of Eco Wave Power and are subject to a number of factors, uncertainties and changes in circumstances that are difficult to predict and may be outside of Eco Wave Power’s control that could cause actual results to differ materially from those described in the forward-looking statements. Therefore, you should not rely on any of these forward-looking statements. Except as otherwise required by law, Eco Wave Power undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. More detailed information about the risks and uncertainties affecting Eco Wave Power is contained under the heading “Risk Factors” in Eco Wave Power’s Annual Report on Form 20-F for the fiscal year ended December 31, 2024 filed with the SEC on March 3, 2025, which is available on the on the SEC’s website, www.sec.gov, and other documents filed or furnished to the SEC. Any forward-looking statement made in this press release speaks only as of the date hereof. References and links to websites have been provided as a convenience and the information contained on such websites is not incorporated by reference into this press release.

Eco Wave Power Global AB (publ)

CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION (Unaudited)

	March 31, 2025	December 31, 2024
	In USD thousands
Assets
CURRENT ASSETS:
Cash and cash equivalents	7,314	7,845
Short term bank deposits	1,267	1,254
Restricted short-term bank deposits	225	220
Trade receivables	34	33
Other receivables and prepaid expenses	136	93
TOTAL CURRENT ASSETS	8,976	9,445

NON-CURRENT ASSETS:
Property and equipment, net	547	561
Right-of-use assets, net	226	195
Investments in a joint venture accounted for using the equity method	476	481
TOTAL NON-CURRENT ASSETS	1,249	1,237
TOTAL ASSETS	10,225	10,682

Liabilities and equity
CURRENT LIABILITIES:
Loans from related party	1,016	1,011
Current maturities of long-term loan	89	91
Accounts payable and accruals:
Trade	105	70
Other	1,046	969
Short term lease liabilities	144	98
TOTAL CURRENT LIABILITIES	2,400	2,239

NON-CURRENT LIABILITIES:
Long-term loan	56	47
Lease liabilities, net of current maturities	81	96
TOTAL NON-CURRENT LIABILITIES	137	143

TOTAL LIABILITIES	2,537	2,382

EQUITY:
Common shares	102	102
Share premium	25,845	25,845
Treasury shares	(50)	(50)
Foreign currency translation reserve	(2,469)	(2,368)
Accumulated deficit	(15,570)	(15,071)
Capital and reserves attributable to parent company shareholders	7,858	8,458
Non-Controlling interest	(170)	(158)
TOTAL EQUITY	7,688	8,300
TOTAL LIABILITIES AND EQUITY	10,225	10,682

Eco Wave Power Global AB (publ)

CONDENSED CONSOLIDATED STATEMENTS OF LOSS (Unaudited)

	Three months ended
	March 31
	2025	2024
	In USD thousands
OPERATING EXPENSES
Research and development expenses	(181)	(177)
Sales and marketing expenses	(77)	(65)
General and administrative expenses	(539)	(408)
Other income	54	4
Share of net loss of a joint venture accounted for using the equity method	(22)	(13)
TOTAL OPERATING EXPENSES	(765)	(659)

OPERATING LOSS	(765)	(659)

Financial expenses	(19)	(15)
Financial income	279	147
FINANCIAL INCOME (EXPENSES) - NET	260	132

NET LOSS	(505)	(527)

ATTRIBUTABLE TO:
The parent company shareholders	(499)	(520)
Non-controlling interests	(6)	(7)
	(505)	(527)

	In USD
LOSS PER COMMON SHARE – BASIC AND DILUTED	(0.01)	(0.01)

WEIGHTED AVERAGE NUMBER OF COMMON SHARES USED IN CALCULATION OF LOSS PER COMMON SHARE	46,733,844	44,394,844